Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2021 and December 31, 2020 and results of operations for the three and nine months ended September 30, 2021 and 2020. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2021, included elsewhere in this report, and our annual report for the year ended December 31, 2020 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 25. We also caution readers that this MD&A may contain forward-looking statements, see page 30 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and nine months ended September 30, 2021 and includes material information up to November 10, 2021.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Other than the impacts to our equity interests as a result of the July 26, 2021 transaction discussed below, there have been no material changes to our basis of presentation since the issuance of our annual report for the year ended December 31, 2020 on Form 20-F.

Prior to the Privatization described below, our partnership’s equity interests include general partnership units (“GP Units”), limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), FV LTIP Units of the operating partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share (“BPYU Units”), of Brookfield Property REIT Inc. (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3. Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We present the Exchange LP Units as a component of non-controlling interests. BPYU Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPYU Units as a component of non-controlling interest.

On July 26, 2021, Brookfield Asset Management acquired all of the publicly traded LP Units outstanding that it did not previously own. In addition, i) the publicly held Exchange LP Units were acquired directly or indirectly by Brookfield Asset Management and subsequently converted into Class A LP Units of Brookfield Office Properties Exchange LP (“Class A Exchange LP Units”), ii) the publicly held BPYU Units were acquired in the privatization and the terms of the BPYU Units were subsequently amended to, among other things, remove the entitlement to be exchanged for LP Units, iii) new publicly traded preferred units were issued by Brookfield Property Preferred L.P. (“New LP Preferred Units”), a subsidiary of our partnership, and iv) non-voting Class B common shares in a BPY subsidiary were issued to Brookfield Asset Management (“Canholdco Class B Common Shares”).

Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 24,400 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	144 premier properties	●	117 best-in-class malls and urban retail properties
●	97 million square feet	●	116 million square feet
●	89% occupancy	●	93% occupancy

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add opportunities.

INVESTMENT STRATEGY
    Overall, our goal is to be the leading global owners and operator of high-quality real estate. We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to earn attractive returns.

Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets. We target to earn core-plus total returns on our Core portfolios.

The Core portfolios include some of our most iconic assets, including Manhattan West in New York, Canary Wharf in London and Ala Moana in Honolulu. These large-scale mixed-use complexes in global gateway cities provide our tenants with a 24-hour, 7-days-a-week live, work, play environment. These assets have stable cash flow as a result of their long-term leases.

In addition, we actively recycle capital from certain Core assets on our balance sheet as they mature. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately selling them and reinvesting the proceeds.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2020. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2020 annual report on Form 20-F.

PERFORMANCE MEASURES

We consider the following items to be important drivers of our current and anticipated financial performance:

•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including NOI, same-property NOI, funds from operations (“FFO”), Company FFO, Company FFO and realized gains, and equity attributable to Unitholders. We define these financial measures on page 24.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 13.

The Privatization impacted the composition of our equity structure. Refer to Note 3, Privatization of the Partnership of our Q3 2021 Financial Statements for further information.

    The following acquisitions and dispositions affected our consolidated results for the three and nine months ended September 30, 2021 and 2020. Unless stated otherwise, proceeds represents the selling price attributable to the properties:
In our Core Office segment:
•In the first quarter of 2021, we sold 50% of our interest in Bay Adelaide North in Toronto for approximately C$365 million ($291 million). Prior to the transaction, our interest was consolidated but is now accounted for under the equity method.

•In the fourth quarter of 2020, we sold our interest in One London Wall Place in London for approximately £460 million ($614 million).

•In the second quarter of 2020, we sold approximately 50% of our interests in two multifamily properties into joint ventures with Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”) for net proceeds of $146 million. Prior to the transactions, our interests were consolidated but are now accounted for under the equity method.

In our Core Retail segment:
•In the third quarter of 2021, we sold two retail assets in the United States for approximately $39 million.

•In the first quarter of 2021, two malls were conveyed to the lenders in satisfaction of outstanding debt obligations of $247 million and $90 million, respectively.

•In the second quarter of 2020, we restructured our joint venture partnership in Water Tower Place in which we acquired an incremental 43.9% interest through the assumption of our partner’s share of debt held on the property. Prior to the acquisition, our joint venture interest was reflected as an equity accounted investment and is now consolidated.

In our LP Investments segment:
•In the third quarter of 2021, we sold eight multifamily assets in the United States for approximately $690 million and a realized gain of approximately $150 million.

•In the third quarter of 2021, we sold five retail assets in the United States for approximately $19 million.

•In the second quarter of 2021, we converted our preferred equity interest in a portfolio of select-service hospitality assets (“Hospitality Investors Trust”) valued at approximately $472 million into common shares. Prior to the transaction, our interest was reflected as a financial asset and is now consolidated, as we gained control over the investment.

•In the second quarter of 2021, we acquired a portfolio of manufactured housing assets in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund for consideration of approximately $159 million.

•In the first quarter of 2021, we sold four retail assets in the United States for approximately $73 million and a realized loss of $97 million.

•In the fourth quarter of 2020, we sold our portfolio of self-storage assets in the United States in BSREP II for approximately $1.2 billion and a realized gain of approximately $244 million.

•In the fourth quarter of 2020, we sold a partial interest in a portfolio of triple-net lease assets in the United States in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $728 million and a realized gain of approximately $105 million. As part of the sale, we no longer have certain voting rights, which has resulted in a loss of control over the investment; as a result, we deconsolidated our investment in the portfolio.

•In the fourth quarter of 2020, we sold two office assets in Brazil in the BSREP II fund for approximately R$2.0 billion ($379 million) and a realized gain of approximately R$735 million ($136 million).

•In the fourth quarter of 2020, we sold five multifamily assets in the United States in the BSREP II fund for approximately $390 million and a realized gain of approximately $61 million.

•In the third quarter of 2020, we completed the recapitalization of the Atlantis Paradise Island resort (“Atlantis”) with a consortium of investors who made a total commitment of $300 million in the form of preferred equity, of which we committed approximately

$125 million. As a result, we no longer control the previously consolidated investment and account for the investment under the equity method following recapitalization.

•In the first quarter of 2020, we sold an office asset in California in the BSREP II fund for approximately $131 million and a realized gain of approximately $58 million.

For the purposes of the following comparison discussion between the three and nine months ended September 30, 2021 and 2020, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial property revenue	$1,272	$1,370	$3,841	$4,075
Hospitality revenue	417	175	672	591
Investment and other revenue	132	91	418	307
Total revenue	1,821	1,636	4,931	4,973
Direct commercial property expense	467	543	1,427	1,468
Direct hospitality expense	219	134	412	530
Investment and other expense	31	5	62	18
Interest expense	616	642	1,938	1,950
Depreciation and amortization	87	83	223	253
General and administrative expense	235	205	691	596
Total expenses	1,655	1,612	4,753	4,815
Fair value gains (losses), net	50	(156)	1,188	(1,269)
Share of earnings from equity accounted investments	284	76	743	(717)
Income before taxes	500	(56)	2,109	(1,828)
Income tax expense (benefit)	100	79	292	192
Net income (loss)	$400	$(135)	$1,817	$(2,020)

We recognized net income for the three months ended September 30, 2021 of $400 million which compares to a net loss of $135 million for the same period in the prior year. The current period benefited from increased earnings in our hospitality portfolio, as the majority of our properties have started to recover following the recent global economic shutdown (“the shutdown”) caused by the coronavirus (“COVID-19”) pandemic. The prior year included higher fair value losses in our Core Retail portfolio, which reflected the impact of the shutdown on our near and mid-term cash flows.

Net income for the nine months ended September 30, 2021 was $1,817 million compared to a loss of $2,020 million for the same period in prior year. The increase is primarily attributable to the reasons mentioned above, in addition to fair value losses taken on our Core Office and Core Retail portfolios in the prior year, which reflected the impact of the shutdown on our near and mid-term cash flows.

Following the acquisition of all LP Units held by public holders by BAM on July 26, 2021, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented. Refer to Note 3, Privatization of the Partnership of our Q3 2021 Financial Statements for further discussion on the Privatization.

Commercial property revenue and direct commercial property expense

Commercial property revenue
($ Millions)
1,272
1,370
3,841
4,075
462
344
466
512
394
464
1,402
1,014
1,425
1,564
1,111
1,400
QTD 2021
QTD 2020
YTD 2021
YTD 2020
Core Office
Core Retail
LP Investments

Commercial property expense
($ Millions)
467
160
107
200
543
184
164
195
1,427
484
320
623
1,468
519
362
587
QTD 2021
QTD 2020
YTD 2021
YTD 2020
Core Office
Core Retail
LP Investments

For the three months ended September 30, 2021, commercial property revenue decreased by $98 million compared to the same period in the prior year primarily due to property dispositions in our LP Investments segment. These decreases were partially offset by same-property growth in our Core Office and Core Retail segments, as well as the positive impact of foreign currency translation.

Direct commercial property expense decreased by $76 million due to dispositions since the prior year in our Core Retail and LP Investments segments. Margins in 2021 were 63.3%, a decrease of 2.9% over 2020.

For the nine months ended September 30, 2021, commercial property revenue decreased by $234 million compared to the same period in the prior year due to property dispositions in our LP Investments segment and expirations and bankruptcies in our Core Retail portfolio, which reflects the ongoing impact of the shutdown on our business. Additionally, our Core Office portfolio experienced 2% same-property loss, attributable to lower parking and retail revenue due to the shutdown as well as lease expirations since the prior year. These decreases were partially offset by the positive impact of foreign currency translation and leasing at 100 Bishopsgate which became operational in the prior year.

Direct commercial property expense decreased by $41 million compared to the prior year. Margins in 2021 were 62.8%, a decrease of 1.2% compared to 2020.

Hospitality revenue and direct hospitality expense

Hospitality revenue
($ Millions)
417
175
672
591
QTD 2021
QTD 2020
YTD 2021
YTD 2020
Revenue

Hospitality expense
($ Millions)
219
134
412
530
QTD 2021
QTD 2020
YTD 2021
YTD 2020
Expense

For the three months ended September 30, 2021, hospitality revenue increased by $242 million compared to the same period in the prior year. The prior year was impacted by closures and cancellations related to COVID-19, primarily at Center Parcs and Atlantis. The majority of our hospitality investments operated at a loss given reduced occupancy levels or mandated closures. Certain of our hospitality assets have now entered the recovery phase, as mandated closures and restrictions have started to lift and there is increased demand for leisure travel. The current period also benefited from incremental revenue due to the consolidation of Hospitality Investors Trust, as discussed above. Direct hospitality expense increased to $219 million for the three months ended September 30, 2021, compared to $134 million in the same period in the prior year.

For the nine months ended September 30, 2021, hospitality revenue increased by $81 million compared to the same period in the prior year. This increase was due to the impact of the shutdown in the first quarter of 2021, as the majority of our hotels were operating at a loss due to government mandated closures and reduced occupancy levels.

Direct hospitality expense decreased to $412 million for the nine months ended September 30, 2021, compared to $530 million in the same period in the prior year, driven by the deconsolidation of Atlantis. Additionally, we were able to reduce operating costs at our hotels that were closed or operating at reduced occupancy levels; however, certain fixed costs remained and were not offset by revenues because of closures and/or drastically reduced occupancy as a result of the shutdown. These decreases were partially offset by additional expenses due to the consolidation of Hospitality Investors Trust, as discussed above.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $41 million and $111 million for the three and nine months ended September 30, 2021, respectively, compared to the same period in the prior year. The increase is primarily due to higher leasing and development fees, higher interest income and a distribution from BSREP III of approximately $40 million associated with the sale of a life science portfolio.

Investment and other expense for the three and nine months ended September 30, 2021 increased by $26 million and $44 million to $31 million and $62 million, respectively, compared to the prior year.

Interest expense
Interest expense decreased by $26 million and $12 million for the three and nine months ended September 30, 2021, respectively, as compared to the same period in the prior year. This decrease is due to the deconsolidation of Atlantis and the impact of the historically low interest rate environment on our variable debt obligations coupled with reduced debt levels from disposition activity. These decreases were partially offset by defeasance costs of approximately $98 million incurred to refinance our manufactured housing portfolio in the current period, interest expense from Corporate bond issuances and the consolidation of Hospitality Investors Trust.

General and administrative expense
General and administrative expense increased by $30 million for the three months ended September 30, 2021 as compared to the same period in the prior year. The increase was primarily attributable to higher management fees and transaction costs associated with the Privatization during the current period, partially offset by reduced compensation and benefits expense compared to the prior year.

General and administrative expense increased by $95 million for the nine months ended September 30, 2021 as compared to the same period in the prior year. The increase was due to transaction costs associated with the Hospitality Investors Trust transaction, in addition to the reasons discussed above.

Fair value gains (losses), net
Fair value gains (losses), net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended September 30, 2021, we obtained external appraisals of 22 of our Core Office properties representing a gross property value of $16 billion (or 9% of the portfolio). These external appraisals were within 1% of management’s valuations. Our historical dispositions further provides support for our valuations, as we typically contract at prices comparable to IFRS values.

There have been no material changes to our valuation methodology since December 31, 2020. Refer to our 2020 Annual Report on Form 20-F for further detail around the valuation methodology of our investment properties and hospitality properties.

Fair value gains, net for our Core Office segment were $46 million and $431 million for the three and nine months ended September 30, 2021, respectively. The current period gains are driven by improved valuation metrics and cash flow assumptions in our multifamily properties in the U.S. and higher cash flows in office properties in Brazil, New York and London. In addition, the value of our multifamily and office developments benefited from reduced risk profile and higher cash flows.

Fair value losses, net for our Core Office segment were $262 million for the nine months ended September 30, 2020. These losses primarily reflected the impact of the shutdown on our near and mid-term cash flows.

Fair value losses, net for our Core Retail segment were $376 million and $772 million for the three and nine months ended September 30, 2021, respectively. Fair value losses, net for our Core Retail portfolio were primarily due to updated cash flow assumptions.

Fair value losses, net for our Core Retail segment were $1,131 million for the nine months ended September 30, 2020. These losses reflected updated cash flow assumptions to reflect the impact of higher vacancy, longer downtime, and increased capital cost due to the shutdown and the resulting store closures. These losses also reflected updated valuation metrics to reflect changes to property level and market risk profiles.

Fair value gains, net for our LP Investments segment were $319 million and $1,448 million for the three and nine months ended September 30, 2021, respectively. These gains were driven by updated valuation metrics in select manufactured housing, multifamily, student housing and office assets located in the U.S. and U.K.

Fair value gains, net for our LP Investments segment for the nine months ended September 30, 2020 were $281 million primarily due to updated valuation metrics in select office, student housing and manufactured housing assets in Brazil, the U.K. and the U.S. These gains were partially offset by certain of our asset classes that were more materially impacted than others from the shutdown, mostly our retail assets. We revisited cash flow assumptions for each of our assets based on location, the credit-quality of our tenants, renewal rates, average lease term and restrictions that might impact our ability to collect rent. Based on this, we reflected some negative near-term cash flow assumptions into our valuation models.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are:
•In Core Office - Canary Wharf and Manhattan West.
•In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.
•In LP Investments - our interest in the retail fund in Brazil.

Our share of net earnings (losses) from equity accounted investments for the three and nine months ended September 30, 2021 was $284 million and $743 million, respectively, which represents an increase of $208 million and $1,460 million, respectively, compared to the prior year. The increase in current year earnings is primarily due to higher investment property fair value gains, gains on derivatives and the favorable impact of foreign currency translation, partially offset by losses in our hospitality portfolio in the first quarter of 2021, which was impacted by the shutdown. The prior year included higher fair value losses on our Core Retail portfolio, which included updated cash flow assumptions, as well as lower share of net earnings from our hospitality portfolio due to the impact of the shutdown on our business.

Income tax expense
    The increase in income tax expense for the three and nine months ended September 30, 2021 compared to the prior year is primarily due to an increase in book income and an increase in tax rates due to legislative changes. These increases were partially offset by restructuring and liquidation of certain subsidiaries, and tax benefits from Brookfield Opportunity Zone fund investments.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Investment properties
Commercial properties	$69,303	$70,294
Commercial developments	2,595	2,316
Equity accounted investments	20,272	19,719
Property, plant and equipment	6,744	5,235
Cash and cash equivalents	2,138	2,473
Assets held for sale	1,407	588
Total assets	110,148	107,951
Debt obligations	55,310	54,337
Liabilities associated with assets held for sale	282	396
Total equity	42,699	41,523

As of September 30, 2021, we had $110,148 million in total assets, compared with $107,951 million at December 31, 2020. This $2,197 million increase was primarily due to the consolidation of a hospitality portfolio previously accounted for as a financial asset and net income earned in the period.

The following table presents the changes in investment properties from December 31, 2020 to September 30, 2021:

	Sep. 30, 2021
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$70,294	$2,316
Acquisitions	467	60
Capital expenditures	588	594
Dispositions(1)	(302)	(344)
Fair value (losses) gains, net	741	163
Foreign currency translation	(561)	(44)
Transfer between commercial properties and commercial developments	150	(150)
Reclassifications to assets held for sale and other changes	(2,074)	—
Investment properties, end of period	$69,303	$2,595
(1)Property dispositions represent the carrying value on date of sale.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $70,294 million at the end of 2020 to $69,303 million at September 30, 2021. The decrease was largely due to reclassifications to assets held for sale in our Core Office and LP Investments portfolio, the negative impact of foreign currency translation and dispositions. These decreases were partially offset by fair value gains in our LP Investments and Core Office segments as discussed above, acquisitions of a manufactured housing portfolio and a multifamily asset and capital expenditures. Refer to Note 4, Investment Properties of our Q3 2021 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,595 million at September 30, 2021, an increase of $279 million from the balance at December 31, 2020. The increase is primarily due to incremental capital spend and valuation gains on our active developments, partially offset by the partial disposition of Bay Adelaide North in Toronto. Refer to Note 4, Investment Properties of our Q3 2021 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2020 to September 30, 2021:

(US$ Millions)	Sep. 30, 2021
Equity accounted investments, beginning of period	$19,719
Additions	655
Disposals and return of capital distributions	(356)
Share of net earnings from equity accounted investments	743
Distributions received	(139)
Foreign currency translation	(160)
Reclassification (to)/from assets held for sale	(190)
Equity accounted investments, end of period	$20,272

Equity accounted investments increased by $553 million since December 31, 2020. The increase is primarily due to an increase in share of net earnings from equity accounted investments, driven by same-property growth in our Core Office and Core Retail segments, as well as the acquisition of Brookfield Place Sydney and the deconsolidation of Bay Adelaide North upon partial disposition. These increases were partially offset by disposals and distributions received. Refer to Note 5, Equity Accounted Investments of our Q3 2021 Financial Statements for further information.

Property, plant and equipment increased by $1,509 million since December 31, 2020, after our preferred equity interest in a hospitality portfolio was converted into common shares and which resulted in us acquiring control over the investment. Refer to Note 6, Property, Plant and Equipment of our Q3 2021 Financial Statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

As of September 30, 2021, assets held for sale primarily included three multifamily assets in the U.S., an office asset in the U.K, an office portfolio in the U.S., three office assets in Brazil, a retail asset in the U.S., a hospitality asset in the U.S. and two triple-net lease assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months. Refer to Note 11, Held For Sale of our Q3 2021 Financial Statements for further information.

Our debt obligations increased to $55,310 million at September 30, 2021 from $54,337 million at December 31, 2020. The increase was driven by the consolidation of a hospitality portfolio and the acquisition and upfinancing of a manufactured housing portfolio, partially offset by the repayment of the partnership’s credit facilities, the impact of foreign currency translation and the deconsolidation of Bay Adelaide North. Refer to Note 12, Debt Obligations of our Q3 2021 Financial Statements for further information.

Total equity was $42,699 million at September 30, 2021, an increase of $1,176 million from the balance at December 31, 2020. The increase was primarily due to contributions and income earned during the period, partially offset by distributions.
Interests of others in operating subsidiaries and properties was $18,733 million at September 30, 2021, an increase of $3,046 million from the balance of $15,687 million at December 31, 2020. The increase was primarily attributable to the issuance of non-voting Canholdco Class B Common Shares in connection with the Privatization, as discussed in Basis of Presentation.

The following table summarizes our key operating results:

	2021			2020				2019
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,821	$1,660	$1,450	$1,620	$1,636	$1,437	$1,900	$2,087
Direct operating costs	686	594	559	566	677	551	770	783
Net income (loss)	400	686	731	(38)	(135)	(1,512)	(373)	1,551
Net income (loss) attributable to Unitholders	71	319	266	(390)	(229)	(1,253)	(486)	1,022

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Seasonality, however, had less of an impact in the last four quarters due to the material effect of the economic shutdown on our retail and hospitality sectors. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Core Office	$153	$132	$407	$368
Core Retail	115	90	313	425
LP Investments	59	13	93	51
Corporate	(161)	(101)	(416)	(266)
FFO	$166	$134	$397	$578

The following table presents Company FFO (“CFFO”) by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Core Office	$160	$141	$447	$402
Core Retail	132	97	360	432
LP Investments	70	23	110	77
Corporate	(153)	(100)	(407)	(263)
CFFO	$209	$161	$510	$648

The following table presents equity attributable to Unitholders by segment as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Core Office	$14,942	$14,246
Core Retail	14,821	12,500
LP Investments	5,087	5,262
Corporate	(11,583)	(6,871)
Total	$23,267	$25,137

Core Office

Overview
    Our Core Office portfolio consists of interests in 144 high-quality office properties totaling over 97 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 6 million square feet of active office and multifamily developments and office redevelopments. We believe these assets have a stable cash flow profile due to long-term leases in place. The drivers of earnings growth in this business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that are expected to generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Core Office segment for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
FFO	$153	$132	$407	$368
CFFO	160	141	447	402
Net income	303	130	1,245	105

FFO from our Core Office segment was $153 million for the three months ended September 30, 2021 as compared to $132 million in the same period in the prior year. This increase is largely attributable to same-property NOI growth, higher fee revenue, and the positive impact of foreign currency translation. These increases were partially offset by dispositions as mentioned in investment activity.

FFO from our Core Office segment was $407 million for the nine months ended September 30, 2021 as compared to $368 million in the same period in the prior year. This increase is largely attributable to the reasons mentioned above, as well as condominium sales at a residential tower in London and incremental NOI at 100 Bishopsgate as the asset continued through lease-up.

For the three and nine months ended September 30, 2021, CFFO increased by $19 million and $45 million, respectively, primarily attributable to the FFO movements discussed above.

Net income increased by $173 million to $303 million during the three months ended September 30, 2021 as compared to net income of $130 million during the same period in 2020. The increase is largely attributable to mark-to-market adjustments on financial instruments and the impact of foreign currency translation, partially offset by the impact from dispositions.

Net income increased by $1,140 million to $1,245 million during the nine months ended September 30, 2021 as compared to income of $105 million during the same period in 2020. The increase is attributable to the reasons mentioned above and fair value gains on investment properties.

Key Operating Metrics
    The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended September 30, 2021 and 2020:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Total portfolio:
NOI(1)	$266	$267	$124	$111
Number of properties	74	75	70	64
Leasable square feet (in thousands)	50,361	50,126	29,469	27,750
Occupancy	87.2%	88.1%	91.2%	95.2%
In-place net rents (per square foot)(2)(3)	$33.41	$30.65	$51.51	$45.00
Same-property:
NOI(1,3)	$264	$257	$115	$106
Number of properties	73	73	62	62
Leasable square feet (in thousands)	50,351	50,349	27,806	25,903
Occupancy	87.2%	89.9%	91.0%	92.1%
In-place net rents (per square foot)(2)(3)	$33.41	$32.39	$50.40	$47.51
(1)NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)Presented using normalized foreign exchange rates, using the September 30, 2021 exchange rate.

NOI from our consolidated properties decreased to $266 million during the three months ended September 30, 2021 from $267 million in the same quarter in 2020. The decrease was attributable to lease expirations and dispositions since the prior year, partially offset by higher parking and ancillary revenue in the U.S. as the economy and return-to-office rates improve subsequent to the shutdown. Same-property NOI for our consolidated properties for the three months ended September 30, 2021 increased to $264 million from $257 million. Same-property NOI benefited from the impact of foreign currency translation and higher retail and parking revenue as discussed above, offset by expirations and dispositions.

NOI from our unconsolidated properties, which is presented on a proportionate basis increased to $124 million during the three months ended September 30, 2021, compared to $111 million in the prior year. Unconsolidated NOI benefited from the impact of foreign currency translation, leasing at One Manhattan West and the Grace Building, and the substantial completion of ICD Brookfield Place in Dubai in the prior year. These increases were offset by expirations and dispositions since the prior year. Same-property NOI increased compared to the prior year due to leasing activity and the impact of foreign currency translation, as discussed above.

The following table presents the changes in investment properties in the Core Office segment from December 31, 2020 to September 30, 2021:

	Sep. 30, 2021
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$24,604	$1,329
Property acquisitions	—	14
Capital expenditures	136	368
Property dispositions	(37)	(344)
Fair value gains, net	163	81
Foreign currency translation	(169)	(28)
Reclassifications to assets held for sale	(505)	—
Investment properties, end of period	$24,192	$1,420

Commercial properties totaled $24,192 million at September 30, 2021, compared to $24,604 million at December 31, 2020. The decrease was driven primarily by the reclassifications of two multifamily assets in the U.S. and an office asset in Brazil to assets held for sale and the impact of foreign currency translation, partially offset by fair value gains and incremental capital expenditures.

Commercial developments increased by $91 million from December 31, 2020 to September 30, 2021. The increase was primarily due to incremental capital expenditures on our active developments, partially offset by the partial disposition of Bay Adelaide North, which was previously consolidated and is now accounted for under the equity method.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2020 to September 30, 2021:

(US$ Millions)	Sep. 30, 2021
Equity accounted investments, beginning of period	$8,866
Additions	551
Disposals and return of capital distributions	(2)
Share of net earnings, including fair value gains	514
Distributions received	(114)
Foreign currency translation	(137)
Reclassification to assets held for sale	(190)
Other comprehensive income and Other	221
Equity accounted investments, end of period	$9,709

Equity accounted investments increased by $843 million since December 31, 2020 to $9,709 million at September 30, 2021. The increase was driven by the acquisition of Brookfield Place Sydney, the deconsolidation of Bay Adelaide North as mentioned above, and an increase in share of net earnings.

Debt obligations increased by $225 million since December 31, 2020 to $13,906 million at September 30, 2021. The increase was driven by issuances and upfinancings, partially offset by the deconsolidation of Bay Adelaide North.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of September 30, 2021:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
Wood Wharf - 20 Water Street, London(2)	236	118	Q4 2022	22%		£61		£51		£47		£25
1 The Esplanade, Sydney(2)	610	153	Q2 2023	75%	A$	171	A$	75	A$	—	A$	—
Bay Adelaide North, Toronto(2)	823	412	Q4 2023	89%	C$	241	C$	180	C$	175	C$	106
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2023	23%		$1,342		$753		$812		$244
Leadenhall Court, London	430	430	Q1 2026	57%		£564		£169		£426		£55
Office Redevelopment:
1100 Avenue of the Americas, Midtown New York(2)	376	136	Q3 2022	95%		$115		$85		$62		$37
Multifamily:
Wood Wharf - One Park Drive, London(2)(3)	426	213	Q4 2021	n/a		£204		£190		£133		£110
Halley Rise, Phase I, Washington D.C.(4)	355	355	Q1 2023	n/a		$153		$134		$111		$85
755 Figueroa, Los Angeles(2)	674	319	Q1 2025	n/a		$269		$126		$166		$53
Hotel:
Wood Wharf - 15 Water Street, London(2)	187	94	Q2 2022	90%		£70		£36		£47		£22
1 Charter Street, London(2)	94	24	Q2 2023	n/a		£31		£6		£19		£4
Total	6,159	3,345
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership interest in each of these developments.
(3)Represents condominium/market sale developments.
(4)Includes retail square feet that is 94% leased to Wegmans Food Market and other retailers.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of New York, London and Dubai and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 52% pre-leased and despite the global economic shutdown, are generally tracking on time and budget.

Core Retail

Overview
Our Core Retail segment consists of 117 best-in-class retail properties containing over 116 million square feet in the United States. These assets have a stable revenue profile due to long-term leases in place. The key drivers of growth in the business include the mark-to market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that are expected to generate same-property NOI growth. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which will also drive NOI growth. However, this business has been significantly impacted by the economic shutdown. NOI growth has been partially offset by the impact of tenant bankruptcies in the last 18 months, and while significant progress has been made on re-letting the majority of that space, we are now facing potential new tenant-viability challenges as a result of the shutdown. It is possible that more bankruptcies result from the shutdown which could lead to further down-time in the near and mid-term and rate growth may continue to be a challenge in the near-term.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Core Retail segment for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
FFO	$115	$90	$313	$425
CFFO	132	97	360	432
Net loss	(156)	(270)	(314)	(1,621)

FFO earned in our Core Retail segment for the three months ended September 30, 2021 was $115 million compared to $90 million for the same period in the prior year. FFO increased due to higher overage rents, percentage rents and fee revenue.

For the nine months ended September 30, 2021, FFO earned in our Core Retail segment was $313 million compared to $425 million for the same period in the prior year. FFO decreased due to the impacts of the shutdown. Additionally, the prior year benefited from gains on the sale of our interest in two operating companies.
For the three and nine months ended September 30, 2021, CFFO increased by $35 million and decreased by $72 million, respectively, primarily attributable to the FFO movements discussed above.

Net loss was $156 million for the three months ended September 30, 2021 as compared to a loss of $270 million during the same period in the prior year. The increase in net income is primarily attributable to higher fair value losses recorded in the prior year, as we adjusted our cash flow assumptions on a suite-by-suite basis to reflect the impact of the shutdown on our near and mid-term cash flows.

Net loss was $314 million for the nine months ended September 30, 2021 compared to a loss of $1,621 million during the same period in the prior year. The reduction in net loss over the prior year is due to the reasons discussed above. The reduction in fair value losses more than offset the decline in FFO in the current period.

Key Operating Metrics
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended September 30, 2021 and 2020:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Total portfolio:
NOI	$237	$230	$175	$159
Number of malls and urban retail properties	59	63	56	59
Leasable square feet (in thousands)	51,888	55,414	62,840	64,319
Same-property:
Number of malls and urban retail properties	53	53	55	55
Leasable square feet - mall and freestanding (in thousands)	21,816	21,518	29,336	29,421
Leased %(1)	91.1%	92.4%	94.0%	94.6%
Occupancy %(1)	90.1%	91.6%	92.8%	94.0%
Permanent Occupancy %(1)	84.0%	87.2%	87.5%	90.9%
(1)Presented on a same-property basis.

NOI from our consolidated properties increased to $237 million during the three months ended September 30, 2021 from $230 million in the same quarter in 2020 primarily due to increased overage rent and percentage rent.

NOI from our unconsolidated properties increased to $175 million during the three months ended September 30, 2021 from $159 million in the same quarter in 2020 for the reasons discussed above.

    Our Core Retail portfolio same-property occupancy rate at September 30, 2021 was 90.1% and 92.8%, for consolidated and unconsolidated properties, respectively, a decrease from the same period in the prior year due to tenant vacancies.

The following table presents the changes in investment properties in the Core Retail segment from December 31, 2020 to September 30, 2021:

Sep. 30, 2021
(US$ Millions)	Commercial properties
Investment properties, beginning of period	$20,324
Property acquisitions	18
Capital expenditures	158
Property dispositions	(9)
Fair value gains, net	(727)
Reclassifications to assets held for sale	(244)
Investment properties, end of period	19,520

Commercial properties decreased by $804 million to $19,520 million, primarily due to fair value losses and reclassifications to assets held for sale, partially offset by incremental capital expenditures.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Core Retail segment for the year ended September 30, 2021:

(US$ Millions)	Sep. 30, 2021
Equity accounted investments, beginning of year	$9,685
Additions	32
Disposals and return of capital	(176)
Share of net earnings from equity accounted investments	323
Distributions	(11)
Other	11
Equity accounted investments, end of period	$9,864

Equity accounted investments increased by $179 million to $9,864 million, primarily due to share of net earnings from equity accounted investments, partially offset by distributions in the current period.

Debt obligations decreased by $2,554 million to $13,736 million, primarily due to the repayment of corporate debt and the revolving facility.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 10th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 7th year and is fully invested.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 4th year.

•A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I and BSREP II, held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

The following table presents FFO, CFFO, CFFO and realized gains and net income (loss) in our LP Investments segment for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
FFO	59	13	93	51
CFFO	70	23	110	77
CFFO and realized gains	125	26	472	94
Net income (loss)	346	88	1,238	(121)

FFO increased by $46 million for the three months ended September 30, 2021 primarily due to increased earnings in our hospitality portfolio, as certain of our assets were able to open or operate at increased capacity as mandated closures and occupancy restrictions lifted. In addition, we benefited from the impact of foreign exchange.

FFO increased by $42 million for the nine months ended September 30, 2021 primarily due to the reasons discussed above. The increase was partially offset by reduced NOI from our hospitality properties in the first quarter of 2021 as a result of the shutdown, defeasance costs incurred upon refinancing our manufactured housing portfolio as well as the impact of property dispositions since the prior year.

For the three and nine months ended September 30, 2021, CFFO increased by $47 million and $33 million, respectively, primarily attributable to the FFO movements discussed above. CFFO and realized gains increased by $99 million and $378 million, respectively, primarily due to realized gains on the dispositions of an office asset in Australia, an investment in an operating company, and a life-science portfolio.

Net income increased for the three months ended September 30, 2021 by $258 million, driven by the increase in CFFO discussed above and fair value gains in a multifamily portfolio and U.K. student housing portfolio due to capitalization rate compression, partially offset by dispositions since the prior year.

Net income increased for the nine months ended September 30, 2021 by $1,359 million for the reasons mentioned above, as well as fair value gains in our manufactured housing portfolio and an office asset in the U.K. These increases were partially offset by lower hospitality earnings in our hospitality portfolio in the first quarter of 2021.

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net (loss) in our corporate segment for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
FFO	$(161)	$(101)	$(416)	$(266)
CFFO	(153)	(100)	(407)	(263)
Net loss	(93)	(83)	(352)	(383)

FFO was a loss of $161 million (2020 - loss of $101 million) and $416 million (2020 - loss of $266 million) for the three and nine months ended September 30, 2021, respectively. Corporate FFO includes interest expense and general and administrative expense.

Interest expense for the three months ended September 30, 2021 totaled $79 million (2020 - $70 million), which reflects $37 million (2020 - $37 million) of interest expense on capital securities and $42 million (2020 - $33 million) of interest expense on our credit facilities and corporate bonds. For the nine months ended September 30, 2021, interest expense totaled $221 million (2020 - $186 million), which reflects $111 million (2020 - $109 million) of interest expense on capital securities and $110 million (2020 - $77 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense, which, for the three months ended September 30, 2021 was $69 million (2020 - $32 million) and consists of $41 million (2020 - $19 million) of asset management fees, equity enhancement fees of $5 million (2020 - nil) and $23 million (2020 - $13 million) of other corporate costs. For the nine months ended September 30, 2021 general and administrative expense was $185 million (2020 - $85 million) and consists of $102 million (2020 - $47 million) of asset management fees, equity enhancement fees of $33 million (2020 - nil) and $50 million (2020 - $38 million) of other corporate costs.

For the three and nine months ended September 30, 2021, we also recorded an income tax expense of $6 million and income tax expense $30 million (2020 - income tax benefit of $14 million and income tax benefit of $39 million), respectively, allocated to the corporate segment related to an increase in book income of our holding companies and their subsidiaries. The benefit in the prior year related to a decrease of deferred tax liabilities of our holding companies and their subsidiaries.

On July 26, 2021, Brookfield Asset Management completed the acquisition of all LP Units and Exchange LP Units that it did not previously own. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash, as well as a reallocation of equity among non-controlling interests, LP Units, Redeemable/Exchangeable Partnership Units of the operating partnership, Exchange LP Units, and BPYU Units. The cash consideration was funded by BAM in exchange for non-voting common equity of a BPY subsidiary (“Canholdco Class B Common Shares”) which is accounted for as a non-controlling interest by BPY, Redeemable/Exchangeable Partnership Units and newly issued preferred units of Brookfield Property Preferred L.P. with a liquidation preference of $25.00 per unit. The Canholdco Class B Common Shares issued to BAM contributed to an increase in the non-controlling interest in the Corporate segment. Refer to Note 3, Privatization of the Partnership of our Q3 2021 Financial Statements for further information.

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. For the nine months ended September 30, 2021, our operating cash flow was $524 million, cash used in investing activities was $(1,095) million and cash flow from financing activities was $256 million.

In order to maintain financial flexibility, we maintain capacity under credit facilities at BPY and certain subsidiaries. We believe we will be able to continue to borrow funds on these facilities from our lenders when and as required. Furthermore, we are able to maintain financial flexibility with our deposit agreement with Brookfield Asset Management. As of September 30, 2021, a $803 million on-demand deposit was payable to Brookfield Asset Management.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep. 30, 2021
2021	$1,295
2022	10,327
2023	6,764
2024	9,882
2025	3,137
2026 and thereafter	9,612
Deferred financing costs	(255)
Secured debt obligations	$40,762
Debt to capital ratio	56.7%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2021-2022, however, approximately 1.9% of our debt obligations represent non-recourse mortgages where we have suspended contractual payments. We are currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our annual report for the year ended December 31, 2020 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. With the successful rollout of vaccination campaigns against COVID-19 in markets in which we operate, the macroeconomic outlook has improved in certain geographies with the return of more favorable economic conditions, including the removal of occupancy restrictions and government-mandated closures. However, uncertainty remains in the near-term surrounding risks of new economic restrictions and general uncertainty surrounding supply chains, disrupted travel, impacted social conditions and the labor markets.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2020. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2020 annual report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2020. Please refer to Note 33, Financial Instruments in our December 31, 2020 annual report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 30, Financial Instruments of our Q3 2021 Financial Statements for further information on derivative financial instruments as at September 30, 2021.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

In connection with the Privatization, Brookfield Asset Management’s ownership interest in the partnership was restructured, including the issuance of Canholdco Class B Common Shares to Brookfield Asset Management and the management fee structure was amended. Refer to Note 3, Privatization of the Partnership and Note 31, Related Parties, respectively, of our Q3 2021 Financial Statements for further information.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Prior to the end of the first quarter of 2020, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closures have created significant estimation uncertainty in the determination of the fair value of investment properties as of September 30, 2021. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the partnership has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of September 30, 2021 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2020 consolidated financial statements and Note 2(c), Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office and retail occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. However, our future results may be impacted by risks associated with the global pandemic caused by COVID-19, and the related reduction in commerce and travel, return-to-office rates, and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns. In addition, we expect to face a meaningful amount of lease rollover in 2021 and 2022, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, same-property NOI, FFO, CFFO, Company FFO and realized gains (“CFFO and realized gains”), net income, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).
•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.
•Company FFO and realized gains: Company FFO as defined above plus realized gains (or losses) from dispositions of investments within the LP Investments segment.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 25.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 25 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 25.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 25.

Reconciliation of Non-IFRS measures
    As described in the “Performance Measures” section on page 2, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net income (loss) to NOI for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial property revenue	$1,272	$1,370	$3,841	$4,075
Direct commercial property expense	(467)	(543)	(1,427)	(1,468)
Commercial property NOI	805	827	2,414	2,607
Hospitality revenue	417	175	672	591
Direct hospitality expense	(219)	(134)	(412)	(530)
Hospitality NOI	198	41	260	61
Total NOI	1,003	868	2,674	2,668
Investment and other revenue	132	91	418	307
Share of net earnings from equity accounted investments	284	76	743	(717)
Interest expense	(616)	(642)	(1,938)	(1,950)
Depreciation and amortization	(87)	(83)	(223)	(253)
General and administrative expense	(235)	(205)	(691)	(596)
Investment and other expense	(31)	(5)	(62)	(18)
Fair value gains (losses), net	50	(156)	1,188	(1,269)
Income (loss) before taxes	500	(56)	2,109	(1,828)
Income tax expense	(100)	(79)	(292)	(192)
Net income (loss)	$400	$(135)	$1,817	$(2,020)
Net income (loss) attributable to non-controlling interests	329	94	1,161	(52)
Net income (loss) attributable to Unitholders	$71	$(229)	$656	$(1,968)

The following table reconciles net income (loss) to FFO and Company FFO for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Net income (loss)	$400	$(135)	$1,817	$(2,020)
Add (deduct):
Fair value (gains) losses, net	(50)	156	(1,188)	1,269
Share of equity accounted fair value (gains) losses, net	(109)	75	(290)	1,233
Depreciation and amortization of real estate assets	57	65	148	200
Income tax expense	100	79	292	192
Non-controlling interests in above items	(232)	(106)	(382)	(296)
FFO	$166	$134	$397	$578
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	15	13	44	36
Transaction costs, net(1)	23	7	96	5
(Gains)/losses associated with non-investment properties, net(1)	—	—	—	3
Imputed interest(2)	4	5	13	21
BSREP III earnings(3)	1	2	(40)	5
Company FFO	$209	$161	$510	$648
(1)Presented net of non-controlling interests.
(2)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial property revenue	$466	$464	$1,425	$1,400
Hospitality revenue(1)	2	—	5	5
Direct commercial property expense	(200)	(195)	(623)	(587)
Direct hospitality expense(1)	(2)	(2)	(6)	(8)
Total NOI	$266	$267	$801	$810
(1)Hospitality revenue and direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net (loss) income for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Same-property NOI	$264	$263	$796	$812
Currency variance	—	(6)	—	(25)
NOI related to acquisitions and dispositions	2	10	5	23
Total NOI	266	267	801	810
Investment and other revenue	81	41	188	124
Interest expense	(142)	(144)	(424)	(440)
Depreciation and amortization on real estate assets	(4)	(3)	(12)	(9)
Investment and other expense	(31)	(5)	(62)	(18)
General and administrative expense	(55)	(63)	(183)	(188)
Fair value gains (losses), net	46	(79)	431	(262)
Share of net earnings from equity accounted investments	137	118	514	86
Income before taxes	298	132	1,253	103
Income tax benefit (expense)	5	(2)	(8)	2
Net income (loss)	303	130	1,245	105
Net income attributable to non-controlling interests	74	22	259	89
Net income (loss) attributable to Unitholders	$229	$108	$986	$16

    The following table reconciles Core Office net income to FFO and CFFO for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Net income (loss)	$303	$130	$1,245	$105
Add (deduct):
Fair value (gains) losses, net	(46)	79	(431)	262
Share of equity accounted fair value losses (gains), net	(46)	(34)	(258)	137
Depreciation and amortization of real estate assets	2	2	4	3
Income tax expense	(5)	2	8	(2)
Non-controlling interests in above items	(55)	(47)	(161)	(137)
FFO	$153	$132	$407	$368
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	3	3	10	7
Transaction costs, net(1)	—	1	17	3
(Gains)/losses associated with non-investment properties, net(1)	—	—	—	3
Imputed interest(2)	4	5	13	21
Company FFO	$160	$141	$447	$402
(1)Presented net of non-controlling interests.
(2)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Unconsolidated properties NOI	$124	$111	$357	$320
Unconsolidated properties fair value gains (losses), net	46	34	258	(137)
Other expenses	(33)	(27)	(101)	(97)
Share of net earnings from equity accounted investments	$137	$118	$514	$86

Reconciliation of Non-IFRS Measures – Core Retail
The key components of NOI in our Core Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial property revenue	$344	$394	$1,014	$1,111
Direct commercial property expense	(107)	(164)	(320)	(362)
Total NOI	$237	$230	$694	$749

The following table reconciles Core Retail NOI to net (loss) income attributable to Unitholders for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Total NOI	$237	$230	$694	$749
Investment and other revenue	36	30	102	127
Interest expense	(164)	(159)	(492)	(477)
Depreciation and amortization on real estate assets	(5)	(6)	(17)	(18)
General and administrative expense	(55)	(67)	(156)	(195)
Fair value (losses), net	(376)	(295)	(772)	(1,131)
Share of net earnings (losses)from equity accounted investments	156	7	323	(685)
(Loss) income before taxes	(171)	(260)	(318)	(1,630)
Income tax benefit	15	(10)	4	9
Net income (loss)	$(156)	$(270)	$(314)	$(1,621)
Net income (loss) attributable to non-controlling interests	(14)	(22)	(18)	(155)
Net income (loss) attributable to Unitholders	$(142)	$(248)	$(296)	$(1,466)

    The following table reconciles Core Retail net (loss) income to FFO and CFFO for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Net income (loss)	$(156)	$(270)	$(314)	$(1,621)
Add (deduct):
Share of equity accounted fair value losses (gains), net	(74)	69	(93)	975
Fair value losses, net	376	295	772	1,131
Income tax (benefit)	(15)	10	(4)	(9)
Non-controlling interests in above items	(16)	(14)	(48)	(51)
FFO	$115	$90	$313	$425
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	5	6	17	18
Transaction costs, net(1)	12	1	30	(11)
(Gains)/losses associated with non-investment properties, net(1)	—	—	—	—
Imputed interest(2)	—	—	—	—
Company FFO	$132	$97	$360	$432
(1)Presented net of non-controlling interests.
(2)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Unconsolidated properties NOI	$175	$159	$499	$550
Unconsolidated properties fair value gains (losses), net and income tax expense	74	(69)	93	(975)
Other expenses	(93)	(83)	(269)	(260)
Share of net earnings and (losses) from equity accounted investments	$156	$7	$323	$(685)

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income (loss) for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial property revenue	$462	$512	$1,402	$1,564
Hospitality revenue	415	175	667	586
Direct commercial property expense	(160)	(184)	(484)	(519)
Direct hospitality expense	(217)	(132)	(406)	(522)
Total NOI	500	371	1,179	1,109
Investment and other revenue	15	18	125	50
Interest expense	(231)	(269)	(801)	(847)
General and administrative expense	(56)	(43)	(167)	(128)
Investment and other expense	—	—	—	—
Depreciation and amortization	(78)	(74)	(194)	(226)
Fair value gains, net	319	215	1,448	281
Share of net (losses) earnings from equity accounted investments	(9)	(49)	(94)	(118)
Income before taxes	460	169	1,496	121
Income tax expense	(114)	(81)	(258)	(242)
Net income (loss)	346	88	1,238	(121)
Net income attributable to non-controlling interests	252	93	903	13
Net income (loss) attributable to Unitholders	$94	$(5)	$335	$(134)

The following table reconciles LP Investments net income to FFO and CFFO for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Net income (loss)	$346	$88	$1,238	$(121)
Add (deduct):
Fair value (gains) losses, net	(319)	(215)	(1,448)	(281)
Share of equity accounted fair value losses, net	11	40	61	121
Depreciation and amortization of real estate assets	55	63	144	197
Income tax expense	114	81	258	242
Non-controlling interests in above items	(148)	(44)	(160)	(107)
FFO	$59	$13	$93	$51
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	7	4	17	11
Transaction costs, net(1)	3	4	40	10
(Gains)/losses associated with non-investment properties, net(1)	—	—	—	—
Imputed interest(2)	—	—	—	—
BSREP III earnings(3)	1	2	(40)	5
CFFO	$70	$23	$110	$77
CFFO and realized gains	$125	$26	$472	$94
(1)Presented net of non-controlling interests.
(2)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Net loss	$(93)	$(83)	$(352)	$(383)
Net loss attributable to non-controlling interests	17	1	17	1
Net loss attributable to Unitholders	$(110)	$(84)	$(369)	$(384)

The following table reconciles Corporate net loss to FFO and CFFO for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Net loss	$(93)	$(83)	$(352)	$(383)
Add (deduct):
Fair value (gains) losses, net	(61)	(3)	(81)	157
Income tax expense	6	(14)	30	(39)
Non-controlling interests in above items	(13)	(1)	(13)	(1)
FFO	$(161)	$(101)	$(416)	$(266)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	—	—	—	—
Transaction costs, net(1)	8	1	9	3
(Gains)/losses associated with non-investment properties, net(1)	—	—	—	—
Imputed interest(2)	—	—	—	—
CFFO	$(153)	$(100)	$(407)	$(263)
(1)Presented net of non-controlling interests.
(2)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by the COVID-19 pandemic; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown and the related global reduction in commerce and travel, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $87 billion in total assets. We are leading owners, operators and developers of commercial property assets, with a diversified portfolio of premier office and retail properties, as well as multifamily, triple net lease, logistics, hospitality, student housing and manufactured housing assets. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Asset Management, a leading global alternative asset manager with over $625 billion in assets under management. More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Rachel Nappi, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.